EXHIBIT 99.1

Eltek Ltd.

20 Ben Zion Gelis Street, Petach Tikva, Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on October 29, 2020

To our Shareholders:

You are invited to attend an Annual Meeting of Shareholders of Eltek Ltd. (“Eltek” or the “Company”) to be held at the Company’s offices, at 20 Ben Zion Gelis Street, Petach Tikva, Israel on October 29, 2020 at 10:00 A.M. local time, and thereafter as it may be adjourned from time to time (the “Meeting”) for the following purposes:

1.
To re-elect Messrs. Yitzhak Nissan, Mordechai Marmorstein, David Rubner and Erez Meltzer to the Company’s Board of Directors, to serve until the next annual general meeting of shareholders and until their successors have been duly elected and qualified, without modification of terms of office;

2.	To re-elect Mr. Gad Dovev for a third term as an external director, to hold office for three (3) years, as of October 6, 2020, without modification of terms of office.

3.
To ratify and approve the entry of the Company into a directors and officers insurance policy and the renewal of such insurance policy for up to 24 additional months, under the terms summarized in the Proxy Statement, providing coverage for the directors and officers of the Company (excluding its Controlling shareholder), currently serving and as may serve from time to time;

4.
To ratify and approve the application of the Company’s directors and officers liability insurance policy and the renewal of such insurance policy for up to 24 additional months with respect to Mr. Yitzhak Nissan and with respect to the Company’s CEO then serving in office, as described in the Proxy Statement;

5.	To approve the amendment to the terms of employment of the Company’s CEO, Mr. Eli Yaffe, as described in the Proxy Statement;

6.	To approve the amendment to the terms of and the extension of Ms. Revital Cohen-Tzemach’s employment, as described in the Proxy Statement;

7.	To approve the grant of a tuition bonus to Ms. Revital Cohen-Tzemach, as described in the Proxy Statement;

8.	To approve the Amended Interest Agreement with the Company’s Controlling shareholder, as described in the Proxy Statement;

9.	To approve the early repayment of the debt to the Company’s Controlling shareholder, under certain conditions, as described in the Proxy Statement;

10.
To approve the appointment of Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network, as the Company’s independent auditors for the year ending December 31, 2020 and for such additional period until the next annual general meeting of shareholders; and

11.	To review the Auditor’s Report and the Company’s Consolidated Financial Statements for the fiscal year ended December 31, 2019.

The Board of Directors has fixed the close of business on September 25, 2020 as the date for determining the holders of record of Ordinary Shares entitled to notice of and to vote at the Meeting and any adjournments thereof.

Shareholders of record at the close of business on September 25, 2020 (the “Record Date”) are entitled to notice of and to vote at the Meeting and any adjournments thereof. You can vote either by mailing in your proxy or in person by attending the Meeting. Only proxies that are received at the offices of the Company at 20 Ben Zion Gelis Street, Petach Tikva, Israel on October 27, 2020 at 10:00 A.M. local time, will be deemed received in a timely fashion and the votes therein recorded. If you attend the Meeting, you can revoke your proxy and vote your shares in person. Detailed proxy voting instructions are provided both in the proxy statement and on the enclosed proxy card.

Items 1, 3 and 10 are ordinary resolutions, which require the affirmative vote of a majority of the Ordinary Shares of the Company voted in person or by proxy at the Meeting on the matter presented for passage. The votes of all shareholders, voting on the matter will be counted.

Item 2 is special resolution, which requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the voted shares of shareholders who are not Controlling shareholders and who do not have a Personal Interest in  the resolution are voted in favor of the resolution, disregarding abstentions; or (ii) the total number of shares of shareholders, who are not Controlling shareholders and who do not have a Personal Interest in the resolution that were voted against the resolution does not exceed two percent (2%) of the outstanding voting power in the Company. An interest not resulting from ties to the Controlling shareholders, as defined below, is not considered a Personal Interest.

Items 4 to 9 are special resolutions, which are submitted for shareholder approval, following approval by each of (i) the Audit Committee or the Compensation Committee, as applicable, and (ii) the Board of Directors. Shareholder approval requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the voted shares of shareholders who are not Controlling shareholders and who do not have a Personal Interest in the resolution are voted in favor of the resolution, disregarding abstentions; or (ii) the total number of shares of shareholders, who are not Controlling shareholders and who do not have a Personal Interest in the resolution that were voted against the resolution does not exceed two percent (2%) of the outstanding voting power in the Company.  Generally, an act or transaction with the Controlling shareholder or in which a Controlling shareholder has a Personal Interest (as defined below) requires shareholder approval every three (3) years.

Each shareholder voting at the Meeting or prior thereto by means of the accompanying Proxy Card is requested to indicate if he, she or it has a Personal Interest in connection with a certain proposal. If any shareholder casting a vote in connection the proposal does not explicitly indicate on the proxy card that he, she or it has, or does not have, a Personal Interest with respect to the proposal, then the vote on the applicable item will not be counted.

The review of our audited Consolidated Financial Statements for the fiscal year ended December 31, 2019 described in Item 11 does not involve a vote of our shareholders.

Further details of these matters to be considered at the Annual General Meeting are contained in the attached Proxy Statement. Copies of the resolutions to be adopted at the Annual Meeting will be available to any shareholder entitled to vote at the meeting for review at the Company’s offices during regular business hours.

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The Board of Directors believes that the shareholders of the Company should be represented as fully as possible at the Meeting and encourages your vote. Whether or not you plan to be present, kindly complete, date and sign the enclosed proxy card exactly as your name appears on the envelope containing this Notice of Annual General Meeting and mail it promptly so that your votes can be recorded. No postage is required if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person. All proxy instruments and powers of attorney must be received by the Company no later than 48 hours prior to the Meeting. The Company’s Proxy Statement is furnished herewith.

Joint holders of Ordinary Shares should take note that, pursuant to Article 25(e) of the Articles of Association of the Company, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) of the share, and for this purpose seniority will be determined by the order in which the names stand in the shareholders’ register.

By Order of the Board of Directors, Yitzhak Nissan Chairman of the Board of Directors

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE DATE AND SIGN THE PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE FOR WHICH NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES. YOU CAN LATER REVOKE YOUR PROXY, ATTEND THE MEETING AND VOTE YOUR SHARES IN PERSON. ALL PROXY INSTRUMENTS AND POWERS OF ATTORNEY MUST BE DELIVERED TO THE COMPANY OR ITS TRANSFER AGENT NO LATER THAN 48 HOURS PRIOR TO THE MEETING.
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Eltek Ltd.

20 Ben Zion Gelis Street
 Petach Tikva, Israel

ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on October 29, 2020

PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 3.0 nominal value (the “Ordinary Shares”), of Eltek Ltd. (“Eltek” or the “Company”) in connection with the solicitation of proxies to be voted at the Annual General Meeting of Shareholders of the Company (the “Meeting”) to be held in Israel at the Company’s offices at 20 Ben Zion Gelis Street, Petach Tikva, Israel on October 29, 2020 at 10:00 A.M. local time, and thereafter as it may be adjourned from time to time.

At the Meeting, shareholders of the Company will be asked to vote upon the following matters:

1.
To re-elect Messrs. Yitzhak Nissan, Mordechai Marmorstein, David Rubner and Erez Meltzer to the Company’s Board of Directors, to serve until the next annual general meeting of shareholders and until their successors have been duly elected and qualified, without modification of terms of office;

2.	To re-elect Mr. Gad Dovev for a third term as an external director, to hold office for three (3) years, as of October 6, 2020, without modification of terms of office.

3.
To ratify and approve the entry of the Company into a directors and officers insurance policy and the renewal of such insurance policy for up to 24 additional months, under the terms summarized in the Proxy Statement, providing coverage for the directors and officers of the Company (excluding its Controlling shareholder), currently serving and as may serve from time to time;

4.
To ratify and approve the application of the Company’s directors and officers liability insurance policy and the renewal of such insurance policy for up to 24 additional months with respect to Mr. Yitzhak Nissan, and with respect to the Company’s CEO then serving in office, as described in the Proxy Statement;

5.	To approve the amendment to the terms of employment of the Company’s CEO, Mr. Eli Yaffe, as described in the Proxy Statement;

6.	To approve the amendment to the terms of and the extension of Ms. Revital Cohen-Tzemach’s employment, as described in the Proxy Statement;

7.	To approve the grant of a tuition bonus to Ms. Revital Cohen-Tzemach, as described in the Proxy Statement;

8.	To approve the Amended Interest Agreement with the Company’s Controlling shareholder, as described in the Proxy Statement;

9.	To approve the early repayment of the debt to the Company’s Controlling shareholder, under certain conditions, as described in the Proxy Statement;

10.
To approve the reappointment Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network, as the Company’s independent auditors for the year ending December 31, 2020 and for such additional period until the next annual general meeting of shareholders; and

11.	To review the Auditor’s Report and the Company’s Consolidated Financial Statements for the fiscal year ended December 31, 2019.

A proxy card for use at the Meeting and a return envelope for the proxy card are enclosed. By signing the proxy card, shareholders may vote their shares at the Meeting whether or not they attend. Upon the receipt of a properly signed and dated proxy card in the form enclosed, the shares represented thereby will be voted in accordance with the instructions of the shareholder indicated thereon. The Company knows of no other matters to be submitted at the Meeting other than as specified in the Notice of the Annual General Meeting of Shareholders enclosed with this Proxy Statement. Shares represented by executed and unrevoked proxies will be voted. On all matters considered at the Meeting, abstentions and broker non-votes will not be treated as either a vote “for” or “against” the matter, although they will be counted to determine if a quorum is present.

The proxy solicited hereby may be revoked at any time prior to its exercise, by the substitution with a new proxy bearing a later date or by a request for the return of the proxy at the Meeting. All proxy instruments and powers of attorney must be delivered to the Company or its Transfer Agent no later than 48 hours prior to the Meeting.

The Company expects to mail this Proxy Statement and the enclosed form of proxy card to shareholders on or about October 1, 2020. All expenses of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, directors, officers and employees of the Company, without receiving additional compensation therefore, may solicit proxies by telephone, facsimile, in person or by other means. Brokerage firms, nominees, fiduciaries and other custodians have been requested to forward proxy solicitation materials to the beneficial owners of shares of the Company held of record by such persons, and the Company will reimburse such brokerage firms, nominees, fiduciaries and other custodians for reasonable out-of-pocket expenses incurred by them in connection therewith.

Shareholders Entitled to Vote.

Only holders of record of Ordinary Shares at the close of business on September 25, 2020 are entitled to notice of and to vote at the Meeting. The Company had 4,380,268 Ordinary Shares issued and outstanding on September 21, 2020, each of which is entitled to one vote on each matter to be voted on at the Meeting. The Articles of Association of the Company do not provide for cumulative voting for the election of the directors or for any other purpose. The presence, in person or by proxy, of at least two shareholders holding at least a third (33⅓%) of the voting rights, will constitute a quorum at the Meeting.

Votes Required.

When voting, Israeli law requires that you indicate whether you are a Controlling shareholder or a senior office holder of the Company, an Israeli Institutional Investor or none of the foregoing, otherwise none of your votes will be counted.

There will be a place on the proxy card to indicate such.

Items 1, 3 and 10 are ordinary resolutions, which require the affirmative vote of a majority of the Ordinary Shares of the Company voted in person or by proxy at the Meeting on the matter presented for passage. The votes of all shareholders, voting on the matter will be counted.

Item 2 is special resolution, which requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the voted shares of shareholders who are not Controlling shareholders and who do not have a Personal Interest in  the resolution are voted in favor of the resolution, disregarding abstentions; or (ii) the total number of shares of shareholders, who are not Controlling shareholders and who do not have a Personal Interest in the resolution that were voted against the resolution does not exceed two percent (2%) of the outstanding voting power in the Company. An interest not resulting from ties to the Controlling shareholders, as defined below, is not considered a Personal Interest.

Items 4 to 9 are special resolutions, which are submitted for shareholder approval, following approval of each of (i) the Audit Committee or the Compensation Committee, as applicable, and (ii) the Board of Directors. Shareholder approval requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the voted shares of shareholders who are not Controlling shareholders and who do not have a Personal Interest in the resolution are voted in favor of the resolution, disregarding abstentions; or (ii) the total number of shares of shareholders, who are not Controlling shareholders and who do not have a Personal Interest in the resolution that were voted against the resolution does not exceed two percent (2%) of the outstanding voting power in the Company.  Generally, an act or transaction with the Controlling shareholder or in which a Controlling shareholder has a Personal Interest (as defined below) requires shareholder approval every three (3) years.

Generally, an act or transaction with the Controlling shareholder or in which a Controlling shareholder has a Personal Interest (as defined below) requires shareholder approval every three (3) years.

“Controlling” for the purpose of this notice means the ability to direct the acts of the Company. For Item 5, any person holding fifty percent (50%) or more of the voting power of the Company or of the rights to appoint directors or the Chief Executive Officer is considered a controlling shareholder,  and as for Items 4, and 6 to 9, any person holding twenty five percent (25%) or more of the voting power of the Company, provided that no other person holds fifty percent (50%) or more of the voting power of the Company, or of the rights to appoint directors or the Chief Executive Officer, is considered a Controlling shareholder.

A “Personal Interest” is defined as: a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes any members of his/her (or his/her spouse’s) immediate family or the spouses of any such members of his or her (or his/her spouse’s) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least five percent (5%) of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but excluding a personal interest arising solely from holding of shares in the Company or in a body corporate. In addition, under the Companies Law, in case of a person voting by proxy for another person, a “personal interest” includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether the proxy holder has discretion to vote or not.

Each shareholder voting at the Meeting or prior thereto by means of the accompanying Proxy Card is requested to indicate if he, she or it is a Controlling shareholder, has a Personal Interest, is a senior office  holder in the Company and/or an Israeli Institutional Investor, in connection with a certain proposal. If any shareholder casting a vote in connection hereto does not explicitly indicate on the proxy card that he, she or it is or is not a Controlling shareholder, has, or does not have, a Personal Interest with respect to a certain proposal, is or is not a Senior Office Holder and/or an Israeli Institutional Investor, then the vote on the applicable item will not be counted.

“Institutional Investor” is applicable only to Israeli entities, and shall have the meaning defined in section 1 of the Supervisory Regulations Control of Financial Services (Provident Funds) (Participation of a Managing Company at a General Meeting), 2009, and a managing company of a Joint Investment Trust Fund as defined in the Joint Investment Trust Law, 1994.

The review of our audited Consolidated Financial Statements for the fiscal year ended December 31, 2019 described in Item 11 does not involve a vote of our shareholders.

Security Ownership of Certain Beneficial Owners and Management.

The following table sets forth, as of September 21, 2020, to the best of the Company’s knowledge, information as to each person known to the Company to be the beneficial owner of more than five percent (5%) of the Company’s outstanding Ordinary Shares. Except where indicated, to the best of the Company’s knowledge based on information provided by the owners, the beneficial owners of the shares listed below have sole investment and voting power with respect to those shares. Applicable percentage ownership in the following table is based on 4,380,268 shares outstanding as of September 21, 2020.

The shareholders’ holdings reflect their voting rights. The Company’s major shareholders do not have different voting rights than other shareholders, with respect to their shares.

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Ownership(2)
Yitzhak Nissan(3)	130,740	3.0%
Nistec Golan Ltd.(3)	2,731,783	65.4%
XDOOD LLC(4)	228,230	5.2%

(1)
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares relating to options or convertible notes currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.  Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 4,380,268 ordinary shares issued and outstanding as of September 21, 2020.
(3)	Nistec Golan is an Israeli private company controlled by Yitzhak Nissan. Accordingly, Mr. Nissan may be deemed to be the beneficial owner of the ordinary shares held directly by Nistec.
(4)
Based on a Schedule 13D filed on December 6, 2019. The filer reported that XDOOD LLC is a Single Member LLC with Michael McGauley as its single member. According to the filing, Michael McGauley controls 100% of XDOOD LLC and its assets. The principal business address of the shareholder is 1400 Hancock Street Fl 9, Quincy MA.

Terms of Service and Employment of Executive Officers and Directors.

For information relating to the compensation of our named executive office holders during or with respect to the year ended December 31, 2019, please see “Item 6. Directors, Senior Management and Employees — B. Compensation”  in our Annual Report on Form 20-F for the year ended December 31, 2019, which was filed with the SEC on April 27, 2020, as amended on May 21, 2020.

1.          ELECTION OF DIRECTORS

(Item 1 on the Proxy Card)

At the Meeting, the shareholders are requested to re-elect a slate of four (4) directors to serve on the Board of Directors. Messrs. Yitzhak Nissan, Mordechai Marmorstein, David Rubner and Erez Meltzer have been nominated for re-election. Pursuant to the Company’s Articles of Association, the number of directors in the Company (including the two (2) external directors) will not be less than three (3) nor more than nine (9), until otherwise prescribed by a resolution of the shareholders. The two external directors will continue in office until the ends of their three-year terms in accordance with the Companies Law.

The Companies Law provides that a nominee for a position of a director will have declared to the Company that he or she complies with the qualifications prescribed by the Companies Law for appointment as a director. All of the proposed nominees have declared to the Company that they comply with such qualifications.

The four (4) nominees named in this Item 1, if elected, will each hold office until the next annual general meeting of shareholders and until their respective successors are duly elected and qualified, unless any office is vacated earlier. The Company is unaware of any reason why any nominee, if elected, should be unable to serve as a director. All nominees listed below have advised the Board of Directors that they intend to serve as directors if elected.

Nominees for the Board of Directors

Set forth below is information about each nominee, including age, position(s) held with the company, principal occupation, business history and other directorships held.

Name	Age	Position
Mr. Yitzhak Nissan	71	Chairman of the Board of Directors
Mordechai Marmorstein	73	Director
David Rubner	80	Director
Erez Meltzer	63	Director

Yitzhak Nissan has served as our Chairman of the Board of Directors since November 2013 and is a member of our Banking Committee. He served as our Chief Executive Officer from October 2014 and until July 2018. Mr. Nissan is the founder of Nistec Group and has served as its chief executive officer since 1985. Mr. Nissan served as a Presiding Member of ILTAM (Israeli Users' Association of Advanced Technologies in Hi-Tech Integrated Systems) between 2008 and 2009 and as a Presiding Member of the Israeli Association of Electronics and Software Industries since 2012. Mr. Nissan also established the VPs Operations Forum, which brings thought leadership to 200 VPs of operations from diverse hi-tech companies in Israel. In 2008, Mr. Nissan received the Distinguished Industry Award from the mayor of Petach Tikva Municipality. In 2019 Mr. Nissan was awarded a "notable person" award by the city of Petach Tikva. Mr. Nissan holds a BSc. degree in Electronic Engineering from the University of Buffalo, New York.

Dr. Mordechai Marmorstein has served on our Board of Directors since October 2013 and is a member of our Audit and Compensation Committees. From 1992 to 2001, Dr. Marmorstein was the chief financial officer of Pazchim Co. Ltd. Dr. Marmorstein was also an internal auditor and accountant at Negev Phosphate Works. Dr. Marmorstein served as the chairman of Teshet (Tourist Enterprises and Aviation Services Co. Ltd.), a subsidiary of El-Al, the Israeli national airline, from 1999 to 2000. Dr. Marmorstein holds a B.A. degree in Economics, an M.A. degree in Contemporary Jewry Studies and a Ph.D. in Jewish History Studies, all from Bar-Ilan University.

David Rubner was elected to serve on our Board of Directors in October 2013. Mr. Rubner has served as the Chairman and Chief Executive Officer of Rubner Technology Ventures Ltd. and as a Partner in Hyperion Israel Advisors Ltd., a venture capital firm since 2000. During the years 1991 to 2000, he was the President and Chief Executive Officer of ECI Telecom Ltd. Mr. Rubner serves on the board of directors of Radware Ltd., TeleMessage Ltd. and several private companies. He also serves on the boards of trustees and executive council of Shaare Zedek Hospital and Jerusalem College of Technology. Mr. Rubner holds a B.Sc. degree in engineering from Queen Mary College, University of London and an M.S. degree from Carnegie Mellon University.

Erez Meltzer has served on our Board of Directors since 2009 and served as the Chairman of our Board of Directors from 2011 to 2013. Mr. Meltzer is the Executive Chairman of Hadassah Medical Center and the Chairman of Supplant Technologies Ltd and Hadasit Ltd. Mr. Meltzer also serves as a director of Nano-X Imaging Ltd, Ericom Software Ltd, Tevel Aerobotics, GEM Pharma Ltd and Plantis Agro Ltd. From 2008 to 2013, Mr. Meltzer served as the Chief Executive Officer of Gadot Chemical Tankers & Terminals Ltd. From 2006 to 2007, Mr. Meltzer served as the Chief Executive Officer of Africa Israel Group. From 2002 to 2006, Mr. Meltzer served as the President and Chief Executive Officer of Netafim Ltd. From 1999 to 2001, Mr. Meltzer served as the President and Chief Executive Officer of CreoScitex. Mr. Meltzer served as a colonel in the Israeli Defense Forces – Armored Corps (reserve). Mr. Meltzer serves as the Chairman of the Lowenstein Hospital Friends Association since 1999 and is the honorary chairman of the Israeli Chapter of YPO Gold (the Young Presidents Organization). Mr. Meltzer studied Economics and Business at the Hebrew University of Jerusalem and Boston University and is a graduate of the Advanced Management Program at Harvard Business School.

Each of the directors (excluding Mr. Nissan) is entitled to director’s insurance, an indemnification agreement, and exculpation letter, as may be approved by the Company from time to time. In addition, each of the directors (excluding Mr. Nissan) is entitled to monetary compensation as provided in the “Permanent Amount” criteria of the Companies Law Regulations (Rules Regarding Compensation and Expenses for External Directors), 5760-2000. Each director is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with his service to the Company.

Mr. Nissan is entitled to director’s insurance (as may be approved by the Company from time to time), an indemnification agreement and exculpation letter (as approved by our shareholders on December 5, 2019 as described in the Proxy Statement filed on October 31, 2019). In addition, Mr. Nissan is entitled to monetary compensation, as set forth in the Amended Management Agreement with Nistec, approved by our shareholders on December 5, 2019 (as described in the Proxy Statement filed on October 31, 2019). Each director is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with his service to the Company.

The Board of Directors recommends a vote FOR the election of each nominee for director named above to the Company’s Board of Directors, until the next annual general meeting of shareholders and until his successor has been duly elected and qualified, without modification of terms of office, except as may be amended subject to the approval of Item 3 herein.

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the re-election of each of the nominees.

2.          RE-ELECTION OF EXTERNAL DIRECTOR

(Item 2 on the Proxy Card)

Companies incorporated under the laws of Israel whose shares have been offered to the public, such as the Company, are required by the Israeli Companies Law, 1999-5759 (the “Companies Law”) to have at least two (2) external directors.

The Companies Law provides that a person may not be appointed as an external director if: (i) the person is a relative of a controlling shareholder; (ii) the person, or the person’s relative, partner, employer or an entity under that person’s control, has or had during the two (2) years preceding the date of appointment any affiliation with the company, or the controlling shareholder or its relative; (iii) in a company that does not have a controlling shareholder, such person has an affiliation (as such term is defined in the Companies Law), at the time of his or her appointment, to the chairman, chief executive officer, a shareholder holding at least five percent (5%) of the share capital of the company or the chief financial officer; and (iv) if such person's relative, partner, employer, supervisor, or an entity he controls, has other than negligible business or professional relations with any of the persons with whom the external director himself may not be affiliated. The term “relative” means a spouse, sibling, parent, grandparent and child, and child, sibling or parent of a spouse or the spouse of any of the foregoing. The term “affiliation” includes an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an office holder (excluding service as an external director of a company that is offering its shares to the public for the first time).

In addition, no person may serve as an external director if the person’s position or other activities create or may create a conflict of interest with the person’s responsibilities as director or may otherwise interfere with the person’s ability to serve as director. If, at the time an external director is appointed, all members of the board of directors who are not controlling shareholders or their relatives, are of the same gender, then that external director must be of the other gender. A director of one company may not be appointed as an external director of another company if a director of the other company is acting as an external director of the first company at such time. For a period of to (2) years from termination from office, the company or its controlling shareholder may not give any direct or indirect benefit to the former external director.

External directors are required to be elected by the shareholders. The term of service of an external director is three (3) years and generally may be extended for up to two (2) additional three (3) year terms. Under certain conditions, a company whose shares are traded on the Nasdaq Global Market may extend the term of service of an external director for up to three (3) additional three (3) year terms. Subject to shareholder approval, Mr. Dovev’s third term as an External Director will commence on October 6, 2020.

All of the external directors of a company must be members of its audit and compensation committees, and any committee of a company’s board of directors that is authorized to carry out one or more powers of the board of directors must include at least one external director.

Pursuant to the Israeli Companies Law, at least one of the elected external directors must have “accounting and financial expertise” and any other external director must have “professional qualifications” and/or “accounting and financial expertise” as such terms are defined by regulations promulgated under the law.

A brief biography of Mr. Dovev is set forth below:

Gad Dovev has served as an external director since October 2014 and is a member of our Audit, Compensation and Banking committees.  Mr. Dovev retired from the Israeli Ministry of Defense in August 2012.  Mr. Dovev served as head of the Israeli Ministry of Defense Mission to the United States from August 2008 to August 2011.  From August 2005 to August 2008, Mr. Dovev served as head of the Israeli Ministry of Defense Mission to Germany.  Prior to that, from 2001 to 2005, Mr. Dovev acted as Deputy General Manager of the Israeli Ministry of Defense and Head of the Rehabilitation Department.  From 1993 to 2001, Mr. Dovev served as Director of the Finance Department and the Financial Comptroller of the Israeli Ministry of Defense.  Mr. Dovev served as a member of the Board of Directors of Bank Otsar Ha-Hayal Ltd., IMI-Israel Military Industries Ltd., Shekem Ltd. and Gapim Ltd.  Mr. Dovev holds a BSc. degree in Financial and Agricultural Administration from the Hebrew University of Jerusalem.

The Companies Law provides that a nominee for a position of an external director will have declared to the Company that he or she complies with the qualifications for appointment as an external director. Mr. Dovev has declared to the Company that he complies with the qualifications for appointment as an external director and that he has the requisite accounting and financial expertise.

As are all other directors, Mr. Dovev will be entitled to: (i) director’s insurance, subject to shareholders’ approval of Item 3 herein, to provide all directors and officers, including the external directors, with directors’ and officers’ insurance, as may be amended; (ii) an indemnification agreement, in the form approved by the Company’s shareholders on December 5, 2019; (iii) an exculpation letter, in the form approved by the Company’s shareholders on October 17, 2013; and (iv) monetary compensation as provided in the “Permanent Amount” criteria of the Companies Law Regulations (Rules Regarding Compensation and Expenses for External Directors), 5760-2000. Mr. Dovev is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with his service.

The Board of Directors has determined that Mr. Dovev meets the legal requirements for an external director and has the requisite accounting and financial expertise.

At the Meeting, the Board of Directors proposes that the following resolution be adopted:

“RESOLVED, to re-elect Mr. Gad Dovev for a third term as an external director, to hold office for three (3) years, as of October 6, 2020, without modification of terms of office.”

Vote Required

The approval of this Item 2 requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that: either (i) at least a majority of the shares of shareholders who are not controlling shareholders and who do not have a personal interest in the resolution, are voted in favor of the election of the external director; or (ii) the total number of shares of shareholders who are not controlling shareholders and who do not have a personal interest in the resolution voted against the election of the external director does not exceed two percent (2%) of the outstanding voting power in the company. For this proposal, a personal interest does not include an interest in the resolution that is not as a result of ties to a controlling shareholder.

3.          APPROVAL AND RATIFICATION OF LIABILITY INSURANCE FOR DIRECTORS AND OFFICERS

(Item 3 on the Proxy Card)

The Companies Law and our Articles of Association authorize us, subject to the requisite corporate approvals, to purchase an insurance policy for the benefit of our officers and directors, to cover liability by reason of acts or omissions committed while serving in their respective capacities as officers or directors. Generally, provided that the terms of the purchase of insurance for directors comply with the company’s compensation policy, it requires the approval of the compensation committee only. If such terms do not comply with the terms of a company’s compensation policy, it requires the approval of the Compensation Committee, Board of Directors and shareholders, in that order.

The Companies Law provides that a company may not enter into an insurance policy which would provide coverage for the liability of an officer or director for: (a) a breach of his or her duty of loyalty, except if he or she acted in good faith and had a reasonable cause to assume that such act would not prejudice the interests of the company; (b) a breach of his or her duty of care committed intentionally or recklessly (as opposed to negligently); (c) an act or omission done with the intent to unlawfully realize personal gain; (d) a fine or monetary settlement imposed upon him or her; or (e) proceedings under Chapters H'3, H'4 or I'1 of the Israeli Securities Law, 5728-1968, as amended (other than legal expenses or for amounts payable to persons who suffered damages as a result of a violation thereof).

In December 2019, our shareholders approved our obtaining a directors and officers liability insurance policy for the benefit of our directors and officers, to be in effect until August 2020. Due to shifts in the insurance market that led to a significant increase in the cost of the directors and officers liability insurance, the shareholders are hereby asked to approve the following terms, which do not comply with the terms set forth in the Company’s Amended Compensation Policy, approved by the shareholders in December 2019.

In August 2020, our Compensation Committee and Board of Directors approved our entering into and obtaining a new directors and officers liability insurance policy (the “D&O Policy”) for the benefit of our directors and officers. The coverage for directors and officers under the D&O Policy, which has been in effect as of August 18, 2020 and ends on August 17, 2021 (the “Insurance Period”) is up to US$ 8.0 million per claim, and in the aggregate, during the Insurance Period, with no deductible for directors and officers and a deductible of up to US$ 2.5 million for the Company. The total premium cost of the policy is approximately US$ 435,000. An additional charge of 60% of the total premium cost per year will be added for the cover of losses due to share registrations by the Company for that year. A covered loss under the policy will be paid in accordance with the following order of priority: first, on behalf of officers and directors, for all loss that they will be obligated to pay as a result of a claim made against them; thereafter, on our behalf, for all loss that an officer or director will be obligated to pay as a result of a claim made against them, to the extent that the Company is required or permitted by law to indemnify its officers and directors for such loss; and finally, on the Company’s behalf, for all loss that it was obligated to pay as a result of a claim made against it.

In addition, shareholders are hereby asked to grant the Compensation Committee and Board of Director the right to approve, without any further approvals from the shareholders, the purchase of a directors and officers liability insurance policy for the period of up to 24 additional months, commencing August 18, 2021 and ending on August 17, 2023, provided, that the terms of such policy will not exceed the terms described below (the “Additional D&O Policy”). The coverage for directors and officers under the Additional D&O Policy, may not exceed US$ 10.0 million per claim, and in the aggregate, during the Insurance Period, with no deductible for directors and officers and a deductible of up to US$ 5.0 million for the Company. The total annual premium cost of the policy will not exceed US$ 700,000. An additional charge of 60% of the total premium cost per year will be added for the cover of losses due to share registrations by the Company for that year. The Additional D&O Policy may include co-insurance of up to 25%. Covered loss under the policy will be paid in accordance with the following order of priority: first, on behalf of officers and directors, for all loss that they will be obligated to pay as a result of a claim made against them; thereafter, on our behalf, for all loss that an officer or director will be obligated to pay as a result of a claim made against them, to the extent that the Company is required or permitted by law to indemnify its officers and directors for such loss; and finally, on the Company’s behalf, for all loss that it was obligated to pay as a result of a claim made against it.

Our Compensation Committee and Board of Directors believe that it is in the best interests of the Company to provide directors and officers liability insurance coverage to enable the Company to attract and retain highly qualified directors and officers.

At the Meeting, the Board of Directors proposes that the following resolution be adopted:

“RESOLVED, to approve the D&O Policy and the Additional D&O Policy (subject to our Compensation Committee and Board of Directors approval), as described in the Proxy Statement, including the order of payment, for the benefit of the directors and officers of the Company (excluding its Controlling shareholder), currently serving and as may serve from time to time.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

4.          DIRECTORS AND OFFICERS INSURANCE FOR MR. YITZHAK NISSAN AND
FOR THE COMPANY’S CEO

(Item 4 on the Proxy Card)

In accordance with the provisions of the Companies Law, any insurance to be provided to Mr. Nissan, as the Company’s Controlling shareholder, and to the Company’s CEO, which exceeds the Company’s compensation policy needs to be approved by the Company’s shareholders. Therefore, the shareholders are hereby requested to approve the application of the Company’s insurance policy, subject of the shareholders’ approval of Item 3, to Mr. Nissan and to the Company’s CEO then serving in office.

The Company’s Audit Committee and Board of Directors have resolved to approve the application of the insurance (i.e., the D&O Policy, and the Additional D&O Policy - extension for additional 24 months), as described under Item 3, to Mr. Nissan and  to Mr. Eli Yaffe, the CEO of the Company.

At the Meeting, the Board of Directors proposes that the following resolution be adopted:

 “RESOLVED, to ratify and approve application of the D&O Policy, and the Additional D&O Policy (the renewal of such policy for additional twenty four (24) months), as described under Item 3 and subject to the approval of Item 3, to Mr. Nissan and to the CEO then serving in office, as set forth in this Proxy Statement.”

Vote Required

The approval of this Item 4 requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the voted shares of shareholders who are not Controlling shareholders and who do not have a Personal Interest in the resolution, are voted in favor of the proposal; or (ii) the total number of shares of shareholders who are not Controlling shareholders and who do not have a Personal Interest in the resolution that were voted against this resolution does not exceed two percent (2%) of the outstanding voting power in the company.

5.          COMPENSATION OF CHIEF EXECUTIVE OFFICER

 (Item 5 on the Proxy Card)

In September 2018, the Company’s shareholders, following approval by the Compensation Committee’s and Board of Directors, named Mr. Eli Yaffe to become the Company’s Chief Executive Officer (the “CEO”), effective as of July 1, 2018 and entered in to an employment agreement (the “Original Agreement”) with him.

In April 2020, Mr. Yaffe executed an amendment to his employment agreement with the Company (the “Amended Agreement”), the terms of which, under the Companies Law, must be approved by the Company’s Compensation Committee, Board of Directors and shareholders. Therefore, the shareholders are requested to approve the amended engagement terms of Mr. Yaffe with the Company, as follows:

•
Term and Termination: the Amended Agreement will be effective until terminated by either party thereto, at any time, by providing a hundred and eighty (180) days prior written notice to the other party, instead of the ninety-day notice required under the Original Agreement. In the event of termination for Cause (as defined in the CEO’s employment agreement), his employment may be terminated without prior notice.

•	Compensation: Effective as of April 1, 2020, the aggregate monthly salary payable under the Amended Agreement, will be increased by NIS 10,000 to NIS 80,000 (approximately US$ 23,500) (the “Salary”).

•
Performance Bonus: In addition to the Salary, the CEO may earn an annual performance bonus, based on the Company’s profits, which will not exceed a seven (7) months’ Salary paid during the relevant calendar year (the “Performance Bonus”), an increase from the six (6) months’ Salary limit set forth in the Original Agreement. In addition, the Original Agreement was further amended to include a clause allowing the Company, at its sole discretion but subject to the approval of the Compensation Committee and Board of Directors, to increase the Performance Bonus up to an amount equal to nine (9) months’ Salary paid during the relevant calendar year, provided, however, the terms of the Company’s Amended Compensation Policy (as may be amended from time to time) will continue to apply, such that the Company may grant the CEO a Discretionary Bonus (as defined thereunder), as long as all bonuses granted to the CEO in a particular calendar year will not exceed an amount equal to nine (9) months’ Salary paid during the relevant calendar year.  The parameters for the grant of the Performance Bonus and any other terms will remain the same.

•
Discretionary Bonus instead of participation in the Company’s Annual Bonus Plan: The CEO will no longer be subject to the Company’s Annual Bonus Plan. Instead, the CEO may be entitled to a discretionary bonus equal to three (3) months’ Salary, subject to the approval of the Compensation Committee and Board of Directors, which will relate, inter alia, to criteria that are not financial and are not measurable, to the Officer’s long-term contribution and his performance in the year for which the bonus is being granted. Deliberations regarding the grant of such bonus will only begin following the approval of the financial statements for the applicable year. For the avoidance of any doubt, the CEO is not entitled to such bonus and the Board of Directors will not be required to deliberate such grant. As noted above, all bonuses granted to the CEO in any calendar year may not exceed an amount equal to nine (9) months’ Salary paid during the relevant calendar year.

All other terms of the Original Agreement, including but not limited to, permitted activities, confidentiality and non-competition, severance pay and pension arrangements, vacation, education fund contribution, sick pay, reimbursement of expenses and travel expenses, car and options (as amended by the Shareholders on December 2019) will remain the same.

In addition, like all other directors and officers of the Company, Mr. Yaffe will be entitled to: (i) director’s insurance, subject to shareholders’ approval of Item 3 herein, to provide all directors and officers, including the external directors, with directors’ and officers’ insurance, as may be amended; (ii) an indemnification agreement, in the form approved by the Company’s shareholders on December 5, 2019; and (iii) an exculpation letter, in the form approved by the Company’s shareholders on October 17, 2013.

Pursuant to the terms of the Companies Law, our Compensation Committee and our Board of Directors have approved the terms described above.

Note, that in accordance with the Companies Law, the Compensation Committee and Board may in special circumstances approve the CEO’s compensation described herein, even if shareholders’ approval is not received.

At the Meeting, the Board of Directors proposes that the following resolution be adopted:

“RESOLVED, that the amended terms of the Mr. Yaffe’s engagement with the Company, as described in the Proxy Statement, be and are hereby approved.”

Vote Required

The approval of this Item 5 requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the voted shares of shareholders who are not Controlling shareholders and who do not have a Personal Interest in the resolution, are voted in favor of the proposal; or (ii) the total number of shares of shareholders who are not Controlling shareholders and who do not have a Personal Interest in the resolution that were voted against this resolution does not exceed two percent (2%) of the outstanding voting power in the Company.

6.          AMENDMENT TO THE TERMS OF EMPLOYMENT OF
MS. REVITAL COHEN-TZEMACH

(Item 6 on the Proxy Card)

Under the terms of the Companies Law, Ms. Revital Cohen-Tzemach’s employment with the Company must be approved by Eltek’s shareholders, as she is the daughter of our Chairman and Controlling shareholder, Mr. Yitzhak Nissan.

Ms. Cohen-Tzemach was first employed by the Company on March 1, 2015 as a trainee in the Chief Executive Officer’s office.  On October 27, 2015, our shareholders approved her employment as assistant to the Chief Executive Officer for a three (3) year term, until February 28, 2018, and approved an additional three (3) year extension and amendment to her terms of employment on October 27, 2017. On December 5, 2019, our shareholders approved additional amendments and an extension to Ms. Cohen-Tzemach’s employment with the Company in the position of a special projects manager. Our shareholders are requested to ratify and approve the extension of Ms. Cohen-Tzemach’s employment agreement and the amendment of its terms, as described herein, for an additional three (3) year term, as of August 1, 2020.

In August 2020, the Compensation Committee and the Board of Directors, subject to the approval of the shareholders of the Company, approved, effective as of August 1, 2020: (i) an increase of NIS 2,000 to Ms. Cohen-Tzemach’s gross monthly salary, from NIS 18,000 to NIS 20,000; and (ii) that Ms. Cohen-Tzemach will be entitled to three (3) additional vacation days per year, such that she will be entitled to 23 vacation days per year (instead of 20 vacation days). The Compensation Committee and the Board of Directors, subject to the approval of the shareholders of the Company, also extended the term of her employment agreement until July 31, 2023.

Other than as described above, the terms of Ms. Cohen-Tzemach’s employment will remain the same, including that the Company will make standard contributions towards severance pay (8.33%), disability insurance (up to 2.5%), and pension (up to 6.5%), as well as a contribution to Ms. Cohen-Tzemach’s “professional advancement” fund of 7.5% of the amount of her salary (up to a maximum salary approved for tax purposes). Ms. Cohen-Tzemach is also entitled to use of a 7-seat company car, valued up to NIS 180,000, including all associated operation and maintenance expenses.

From 2008 until 2014, Ms. Cohen-Tzemach served as a branch manager for Halperin Optics Ltd., a major Israeli optics supplier. Ms. Cohen-Tzemach holds a B.Sc. degree in Optometry from Bar-Ilan University.

At the Meeting, the Board of Directors proposes that the following resolution be adopted:

“RESOLVED, to approve the extension of and amendment to the terms of Ms. Revital Cohen-Tzemach’s employment with the Company, as described in the Proxy Statement.”

Vote Required

The approval of this Item 6 requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the voted shares of shareholders who are not Controlling shareholders and who do not have a Personal Interest in the resolution, are voted in favor of the proposal; or (ii) the total number of shares of shareholders who are not Controlling shareholders and who do not have a Personal Interest in the resolution that were voted against this resolution does not exceed two percent (2%) of the outstanding voting power in the Company.

7.          GRANT OF TUITION BONUS TO MS. REVITAL COHEN-TZEMACH

(Item 7 on the Proxy Card)

Under the terms of the Companies Law, any benefits provided to Ms. Revital Cohen-Tzemach with respect to her employment with the Company must be approved by Eltek’s shareholders, as she is the daughter of our Chairman and Controlling shareholder, Mr. Yitzhak Nissan.

In July 2020, Ms. Cohen-Tzemach applied to the Executive MBA program of Bar-Ilan University. The Compensation Committee and the Company’s Board of Directors, in accordance with management’s recommendation approved the grant of a bonus of up to NIS 50,000 to Ms. Cohen-Tzemach, to cover her tuition (the “Tuition Bonus”). Ms. Cohen-Tzemach is not subject to the Company’s Amended Compensation Policy approved by the shareholders in December 2019 (the “Amended Compensation Policy”) as she is  not  defined as an “officer holder” (as such term is defined in the Amended Compensation Policy). Nonetheless, the Company’s Compensation Committee and the Company’s Board of Directors reviewed the grant of the Tuition Bonus to Ms. Cohen-Tzemach in accordance with the Amended Compensation Policy, as if she was an officer holder subject to such policy. Under the terms of the Amended Compensation Policy, the Company’s CEO may grant bonuses to employees in his sole discretion, up to an amount equal to six (6) monthly salaries. As the Tuition Bonus for Ms. Cohen-Tzemach is equal to two and half (2.5) times Ms. Cohen-Tzemach’s monthly salary (subject to the approval of Item 6 above), the grant thereof is in line with the Amended Compensation Policy. In addition, in December 2019, our shareholders approved the application of the Company’s Bonus Plan (the “Bonus Plan”) to Ms. Cohen-Tzemach. Under the terms of the 2020 Bonus Plan, Ms. Cohen-Tzemach is entitled to a bonus amount not to exceed three (3) monthly salaries, to be calculated in accordance with the criteria set forth in the Bonus Plan. Therefore, grants of any additional bonuses under the Bonus Plan, together with the grant of the Tuition Bonus, will not exceed the limits set forth in the Amended Compensation Policy (six (6) monthly salaries).

At the Meeting, the Board of Directors proposes that the following resolution be adopted:

“RESOLVED, to approve the grant of a bonus to Ms. Revital Cohen-Tzemach, in an amount of up to NIS 50,000, on the terms described in the Proxy Statement.”

Vote Required

The approval of this Item 7 requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the voted shares of shareholders who are not Controlling shareholders and who do not have a Personal Interest in the resolution, are voted in favor of the proposal; or (ii) the total number of shares of shareholders who are not Controlling shareholders and who do not have a Personal Interest in the resolution that were voted against this resolution does not exceed two percent (2%) of the outstanding voting power in the Company.

8.          INTEREST AGREEMENT WITH OUR CONTROLLING SHAREHOLDER

(Item 8 on the Proxy Card)

In June 2017, the Company received a loan of NIS 5.0 million (approximately $1.4 million) from Nistec, its Controlling shareholder (the “First Loan”). In March 2018, the Company received an additional loan from Nistec of NIS 4.0 million (approximately $1.1 million) (the “Second Loan”) and in July 2018, the Company received a third loan from Nistec of NIS 1.0 million (approximately $270,000) (the “Third Loan,” and together with the First Loan and the Second Loan, the “Loans”). In December 2018, the Loans, together with Nistec Ltd.’s shares, were transferred within the Nistec group to Nistec Golan Ltd.  In December 2019, our shareholders approved the execution by the Company of an Interest Agreement with Nistec Golan. In August, 2018, the Company executed a financing agreement in the amount of up to NIS 7.0 million with a non-banking financial institution (as described in our Annual Report on Form 20-F for the year ended December 31, 2019, which was filed with the SEC on April 27, 2020, as amended on May 21, 2020), under which Nistec guaranteed the Company’s obligations to the lender under the financing agreement (“Nistec Guarantee for the Financing Agreement”). In addition, the Company has a NIS 4.5 million credit line from a bank  and a NIS 4.0 million loan taken on June 2020 from a second bank (as described in our Annual Report on Form 20-F for the year ended December 31, 2019, which was filed with the SEC on April 27, 2020, as amended on May 21, 2020 and as described in our Form 6-K, which was filed with the SEC on August 13, 2020), both of which were guaranteed by Nistec (“Nistec Guarantee for the Credit Line and Loan”).

As of the date hereof, the Loans amount in the aggregate to NIS 10.0 million (approximately US$ 3 million). On August 12, 2020, Nistec provided to the Company a letter that in order to establish the Company’s compliance with the 'live business test’: (i) a total aggregate principal loan amount of NIS 5.0 million, will become due on May 1, 2021 and the repayment of a total aggregate principal loan amount of NIS 5.0 million, will become due on November 30, 2021; and (ii) in the event of the execution of the Nistec Guarantee for the Financing Agreement or Nistec Guarantee for the Credit Line and loan and repayment by Nistec of such Loans to the lenders, Nistec will not request repayment by the Company of such amounts paid to the lenders by Nistec, prior to November 30, 2021 (the “Letter of Consent”).

In August 2020, the Company’s Audit Committee and Board of Directors approved amendments to the Interest Agreement (the “Amended Interest Agreement”), such that in the event of the execution of the Nistec Guarantee for the Financing Agreement or the Nistec Guarantee for the Credit Line and Loan, and the repayment by Nistec of such loans to the lenders, the Company will pay Nistec interest on such amounts, equal to the interest rate agreed between the Company and the non-banking financial institution, plus 0.5% annually. In accordance with the provisions of the Companies Law, an agreement with a company’s Controlling shareholder (whether directly or indirectly), must be approved by the Company’s shareholders, therefore such amendments, as described above, are being brought to our shareholders for approval hereunder.

All other terms of the original Interest Agreement remain the same, including but not limited to, interest amount, payment schedule, and late fees.

At the Meeting, the Board of Directors proposes that the following resolution be adopted:

“RESOLVED, to approve the execution by the Company of the Amended Interest Agreement with Nistec containing the principal terms described in the Proxy Statement.”

Vote Required

The approval of this Item 8 requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the voted shares of shareholders who are not Controlling shareholders and who do not have a Personal Interest in the resolution, are voted in favor of the proposal; or (ii) the total number of shares of shareholders who are not Controlling shareholders and who do not have a Personal Interest in the resolution that were voted against this resolution does not exceed two percent (2%) of the outstanding voting power in the Company.

9.          EARLY REPAYMENT OF LOANS TO CONTROLLING SHAREHOLDER

(Item 9 on the Proxy Card)

Under the terms of the Companies Law, any agreement for the benefit of a company’s controlling shareholder must be approved by such company’s shareholders.

The Company is currently examining the possibility of raising capital through a rights offering to its current shareholders. In accordance therewith, the Board of Directors has appointed a Rights Offering Committee, but the Committee and the Board of Directors have not yet recommended or decided on any of the terms of the possible offering, including but not limited to the maximum amount to be raised, discount, or scope of rights offered. The Company’s Controlling shareholder, Mr. Nissan, has expressed his (non-binding) interest in participating in a possible rights offering, subject to the Company’s share price at the time of offering, and to his sole and absolute discretion, provided, that a portion of the amount raised in such offering will be used to repay the Loans (as described above in Item 8). In the event rights offering is made, the amount of early repayment of the Loans will be the lower of:

•	83.33% of the total proceeds of the offering; or

•	The amount paid by the Controlling shareholder (including any of its affiliates) to the Company in such rights offering.

Any early repayment from the proceeds of the offering, will first be applied to the portion of the Loan amount scheduled to be repaid on November 30, 2021, and only after full repayment, to the portion of the Loan amount due on May 1, 2021. The Amended Interest Agreement will apply to any amount of the Loan which will not be repaid from the proceeds of the offering, if any.

On September 14, 2020 and on September 15, 2020, respectively, the Company’s Audit Committee and Board of Directors agreed that early repayment of the Loans through a rights offering would benefit the Company and approved its terms, due to the following reasons:

•
Improvement of the Company’s balance sheet and financial ratios: the exercise of subscription rights by the Controlling shareholder will result in a decrease in the Company’s debt, an increase its shareholders’ equity and improved financial ratios.

•
Decreasing the likelihood of bankruptcy: the Loans are classified as short-term debt, which puts the Company at risk. The Company intends to use the cash flow to be generated during the course of the next year in order to repay the Loans, but there is no certainty that the Company will achieve such repayment or that it will be able to raise the required amounts from external investors. In addition, the Controlling shareholder might not agree to delay repayment any further.

•
Contributing to the success of the Rights Offering: the participation of additional shareholders (other than the controlling shareholder) in such offering will increase the Company’s cash reserves (after the repayment of the Loans), and allow the Company to make additional investment in its business. Without the Controlling shareholders support, and prior notice of participation, the rights offering is redundant, as it is a complex transaction with costs to the Company.

•	Improvement in the Company’s ability to finance capital improvements: thus enabling it to allocate resources for the improvement to and expansion of its manufacturing facility.

In addition, in the event the Company will decide to raise capital by executing one or more offerings of its shares (excluding by means of a rights offering, but including a public offering or a private placement), up to twenty percent (20%) of the amounts raised in each such offering may be used for early repayment of the Loans, first to the portion of the Loan amount to be repaid on November 30, 2021, and only after full repayment, to the portion of the Loan due on May 1, 2021. Any such repayments of the Loans (if any) will only be subject to Board approval.

On September 14, 2020 and on September 15, 2020, respectively, the Company’s Audit Committee Board of Directors approved the early repayment of the Loans subject to the above described 20% limitation in the event of a public offering or a private placement due to the following reasons:

•	Such use would decrease the financial expenses associated with the Loans.

•	Such use would decrease the Company’s debt and would improve the Company’s financial ratios.

•	Such use would provide the Company with the option of obtaining shareholders loans in the future, if necessary.

At the Meeting, the Board of Directors proposes that the following resolution be adopted:

“RESOLVED, to approve the early repayment terms of the loans to the Company’s Controlling shareholder, as described in the Proxy Statement.”

Vote Required

The approval of this Item 9 requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the voted shares of shareholders who are not Controlling shareholders and who do not have a Personal Interest in the resolution, are voted in favor of the proposal; or (ii) the total number of shares of shareholders who are not Controlling shareholders and who do not have a Personal Interest in the resolution that were voted against this resolution does not exceed two percent (2%) of the outstanding voting power in the Company.

10.          APPOINTMENT OF INDEPENDENT AUDITORS

(Item 10 on the Proxy Card)

The Board of Directors recommends that our shareholders appoint Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network, as the independent auditors of the Company for the year ending December 31, 2020, and for such additional period, until the next annual general meeting of shareholders.

Brightman Almagor Zohar & Co. will replace the current independent auditors of the Company, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global. Our audit committee has approved and recommends this replacement.

The reports of Kost Forer Gabbay & Kasierer on the financial statements of the Company for the two years ended December 31, 2019 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle. During the period January 1, 2018 and to date, there have been no disagreements with Kost Forer Gabbay & Kasierer on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Kost Forer Gabbay & Kasierer, would have caused them to make reference to the subject matter of the disagreements in connection with its reports on the financial statements for such years; or “reportable events” as that term is described in Item 304(a)(1)(v) of Regulation S-K. At our request, Kost Forer Gabbay & Kasierer have confirmed the above statement to our Audit Committee.

During the Company’s two most recent fiscal years and prior to the date of their engagement, the Company did not consult with Brightman Almagor Zohar & Co. regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, (ii) the type of audit opinion that might be rendered on the Company’s financial statements, or (iii) any other matter that was either the subject of a disagreement or a reportable event as set forth in Items 304(a)(1)(iv) and 304(a)(1)(v) of Regulation S-K.

The table below summarizes the audit and other fees paid and accrued by the Company and its consolidated subsidiaries to Kost Forer Gabbay & Kasierer during each of 2018 and 2019:

	Year Ended December 31, 2019		Year Ended December 31, 2018
	Amount	Percentage	Amount	Percentage
Audit Fees (1)	$85,000	67%	$85,000	58%
Audit related fee	$33,700	27%	$55,000	37%
Tax Fees (2)	$-	-	$-	-
All other fees(3)	$7,620	6%	$6,700	5%
Total	$126,320	100%	$146,700	100%

(1)
Audit fees relate to audit services provided for each of the years shown in the table, including fees associated with the annual audit, consultations on various accounting issues and audit services provided in connection with statutory or regulatory filings.

(2)	Tax fees relate to services performed regarding tax compliance.
(3)	Other fees are fees for professional services other than audit or tax related fees.
(4)	All of such fees were pre-approved by our Audit Committee.

Audit Committee’s pre-approval policies and procedures:

Our Audit Committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by our independent auditors. Pre-approval of an audit or non-audit service may be given as a general pre-approval, as part of the Audit Committee’s approval of the scope of the engagement of our independent auditor, or on an individual basis. Any proposed services exceeding general pre-approved levels also require specific pre-approval by our Audit Committee. If needed, the Audit Committee’s Chairman may pre-approve services up to a limit of $10,000, in anticipation of approval of the Audit Committee, at the first meeting following the Chairman’s approval. The policy prohibits retention of the independent registered public accounting firm to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act or the rules of the U.S. Securities and Exchange Commission, and also requires the Audit Committee to consider whether proposed services are compatible with the independence of the registered public accountants.

At the Meeting, the Board of Directors proposes that the following resolution be adopted:

“RESOLVED, that Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network be, and they hereby are, reappointed as independent auditors of the Company for the fiscal year ending December 31, 2020 and for such additional period until the next Annual General Meeting of shareholders and the Board of Directors is authorized to approve their compensation.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

11.          REVIEW OF AUDITOR’S REPORT AND FINANCIAL STATEMENTS

At the Meeting, the Auditor’s Report and the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2019 will be presented for review. On April 27, 2020, as amended on May 5, 2020, the Company’s Audited Consolidated Financial Statements were filed with the U.S. Securities and Exchange Commission under Form 20-F, and appear on its website: www.sec.gov, as well as on the Company’s website: www.nisteceltek.com. These financial statements are not a part of this Proxy Statement. This item does not involve a vote of the shareholders.

OTHER BUSINESS

The Meeting is called for the purposes set forth in the Notice accompanying this Proxy Statement. As of the date of the Notice, the Board of Directors knows of no business which will be presented for consideration at the Meeting other than the foregoing matters.

By Order of the Board of Directors, Yitzhak Nissan Chairman of the Board of Directors

September 25, 2020